SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                               SHOP AT HOME, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   825066 30 1
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                              2525 West End Avenue
                               Nashville, TN 37203
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  June 30, 2001
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/


         Check the following box if a fee is being paid with this statement. / /

                            CUSIP NO. - 825066 30 1

(1)     Name of reporting person                        SAH Holdings, Ltd.
        S.S. or I.R.S. No. of above person              62-1539757

(2)     Check the appropriate box if a member of a group
        (see instructions)                              (a) X
                                                        (b)
(3)     SEC use only

(4)    Source of funds (see instructions)               SC

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)    Citizenship or place of organization             Florida

Number of shares beneficially
owned by each reporting person
with:

        (7)  Sole voting power                          *
        (8)  Shared voting power                        *
        (9)  Sole dispositive power                     *
        (10) Shared dispositive power                   *

(11)    Aggregate amount beneficially owned
        by each reporting person                        *

(12)    Check box if the aggregate amount
        in Row (11) excludes certain shares
        (see instructions)                              X

(13)    Percent of class represented by
        amount in Row (11)                              *

(14)    Type of reporting person                        PN

*See  Item 5  below.

                 CUSIP NO. - 825066 30 1

(1)     Name of reporting person                        J.D. Clinton

        S.S. or I.R.S. No. of above person              SSN ###-##-####

(2)     Check the appropriate box if a member of
        a group (see instructions)                      (a) X
                                                        (b)
(3)     SEC  use only

(4)     Source of funds (see instructions)              N/A

(5)     Check box if disclosure of legal
        proceedings is required pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or place of organization            USA

Number of shares beneficially owned by each reporting person with:

        (7)  Sole voting power                          *
        (8)  Shared voting power                        *
        (9)  Sole dispositive power                     *
        (10) Shared dispositive power                   *

(11)    Aggregate amount beneficially owned
        by each reporting person                        *

(12)    Check box if the aggregate amount in
        Row (11) excludes certain shares
        (see instructions)                              X

(13)    Percent of class represented by
        amount in Row (11)                              *

(14)    Type of reporting person                        PN

*See  Item 5  below.

                            CUSIP NO. - 825066 30 1

(1)    Name of reporting person                        Clinton Investments, Ltd.

       S.S. or I.R.S. No. of above person              62-1725775

(2)    Check the appropriate box if a member
       of a group (see instructions)                   (a) X
                                                       (b)
(3)    SEC use only

(4)    Source of funds (see instructions)              SC

(5)    Check box if disclosure of legal
       proceedings is required pursuant
       to Items 2(d) or 2(e)

(6)    Citizenship or place of organization            Florida

Number of shares beneficially owned
by each reporting person with:

       (7)  Sole voting power                           *
       (8)  Shared voting power                         *
       (9)  Sole dispositive power                      *
       (10) Shared dispositive power                    *

(11)   Aggregate amount beneficially
       owned by each reporting person                   *

(12)   Check box if the aggregate amount
       in Row (11) excludes certain
       shares (see instructions)                        X

(13)   Percent of class represented
       by amount in Row (11)                            *

(14)   Type of reporting person                         PN

*See Item 5 below.

     The purpose of this amendment is to report the exercise of warrants held by SAH Holdings, Ltd., and Clinton Investments, Ltd., and the resulting purchase of shares of Common Stock of the Issuer, and certain other stock transactions.

     Items 3, 4, 5 and 7 of the Schedule 13D are amended and restated in their entirety as follows.

Item 3.  Source and Amount of Funds or Other Consideration

     On June 30, 2001, SAH Holdings, Ltd., exercised warrants to purchase 1,545,066 shares of Common Stock of the Issuer for a total purchase price of $2,564,809.56 ($1.66 per share). The funds to make this purchase were loaned to SAH Holdings, Ltd., by the Issuer. In connection with the loan, SAH Holdings, Ltd., executed a Non-Recourse Promissory Note to the Issuer payable in full on June 30, 2004. The note carries interest at the Prime Rate, also payable at maturity. The loan is non-recourse to SAH Holdings, Ltd. To secure the note, SAH Holdings, Ltd., has pledged to the Issuer and granted the Issuer a first priority security interest in the 1,545,066 shares purchased. A copy of the Non-Recourse Promissory Note and Stock Pledge Agreement are attached as Exhibit 1.

     On June 30, 2001, Clinton Investments, Ltd., exercised warrants to purchase 542,500 shares of Common Stock of the Issuer for a total purchase price of $900,550.00 ($1.66 per share). The funds to make this purchase were loaned to Clinton Investments, Ltd., by the Issuer. In connection with the loan, Clinton Investments, Ltd., executed a Non-Recourse Promissory Note to the Issuer payable in full on June 30, 2004. The note carries interest at the Prime Rate, also payable at maturity. The loan is non-recourse to Clinton Investments, Ltd. To secure the note, Clinton Investments, Ltd., has pledged to the Issuer and granted the Issuer a first priority security interest in the 542,500 shares purchased. A copy of the Non-Recourse Promissory Note and Stock Pledge Agreement are attached as Exhibit 2.

     The above described loans were made to SAH Holdings, Ltd., and Clinton Investments, Ltd., in consideration of the services of J.D. Clinton as the Chairman of the Board of Directors and his agreement to serve in the Office of the Chair, along with three other directors, who have assumed the chief executive management responsibility of the Issuer until the Issuer employs a chief executive officer to replace Kent E. Lillie, the President and Chief Executive Officer, whose employment terminated on May 7, 2001.

Item 4.  Purpose of Transaction

     See Item 3 above.

     See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

     J.D. Clinton was granted an option on August 16, 2000, to purchase
10,000 shares of the Common Stock of the Issuer for $3.75 per share, exercisable immediately and expiring in five years. This option was granted in consideration of Clinton's services as a director.

     J.D. Clinton was granted an option on November 17, 2000, to purchase 43,750 shares of the Common Stock of the Issuer for $1.125 per share, exercisable immediately and expiring in five years. This option was granted in consideration of Clinton's services as a director.

     J.D. Clinton was granted an option on May 7, 2001, to purchase 12,500 shares of the Common Stock of the Issuer for $1.66 per share, exercisable immediately and expiring in five years. This option was granted in consideration of Clinton's services as a member of the Office of the Chair.

     On June 23, 2000, SAH Holdings, Ltd., distributed 117,049 shares of its Common Stock of the Issuer to certain individuals and entities in consideration of the cancellation of the limited partnership interests of such persons in SAH Holdings, Ltd. These persons and entities are unrelated to the Reporting Persons. At the same time, SAH Holdings, Ltd., distributed warrants to the same persons and entities under which they would had right to purchase 104,934 shares of the Common Stock of the Issuer. These warrants were subsequently exercised by such persons.

     Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     a. Beneficial Interest:    SAH Holdings, Ltd.
                                Clinton Investments, Ltd.
                                J.D. Clinton(1)

        i.      Owned                   4,493,374(2)            (10.7%)
                Right to Acquire           91,250(3)            (0.2%)

        ii.     Sole Voting Power       4,497,543(4)            (10.7%)
                Shared Voting Power        68,481(5)             (0.2%)
                Sole Dispositive Power  4,497,543(6)            (10.7%)
                Shared Dispositive Power   68,481(7)             (0.2%)

(1) Clinton is the sole shareholder of Gatehouse Equity Management Corporation (formerly Global Network Television, Inc.) ("Gatehouse"), and Gatehouse is the sole general partner of SAH Holdings, Ltd. ("SAH"), a limited partnership, and is also the sole general partner of Clinton Investments, Ltd. ("Clinton Investments"), a limited partnership. Clinton, SAH and Clinton Investments are reported as a group hereunder.

(2) SAH is the owner of 3,268,508 shares; 1,137,785 are held by Clinton Investments; 9,320 shares are owned by Clinton's wife; 18,600 shares are held by Gatehouse; and 59,161 are held by two Clinton family trusts.

(3)  Clinton has options to acquire 91,250 shares from the Issuer.

(4) These shares are made up of 3,268,508 shares held by SAH, 1,137,785 shares held by Clinton Investments, and options held Clinton to purchase 91,250 such shares.

(5) Clinton shares the right to vote 9,320 shares owned by his wife and 59,161 shares owned by the Clinton family trusts.

(6)  Same shares listed in Note 4.

(7)  Same shares listed in Note 5.

         b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein.

Item 7.  Material to be Filed as Exhibits

       Exhibit 1 Stock Pledge Agreement and Form of Non-Recourse Note for SAH Holdings, Ltd.

       Exhibit 2 Stock Pledge Agreement and Form of Non-Recourse Note for Clinton Investments, Ltd.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.

                                SAH HOLDINGS, Ltd.

                                By:     GATEHOUSE EQUITY MANAGEMENT
                                        CORPORATION, General Partner

Date: July 6, 2001              By:   /s/ Dan Jackson
                                   -----------------------------
                                   Dan Jackson, President

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.

                                CLINTON INVESTMENTS, Ltd.

                                By:     GATEHOUSE EQUITY MANAGEMENT
                                        CORPORATION, General Partner

Date: July 6, 2001              By:   /s/ Dan Jackson
                                   -----------------------------
                                   Dan Jackson, President

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: July 6, 2001                      /s/ J.D. Clinton
                                      -------------------------------
                                      J.D. Clinton

Exhibit 1

                             STOCK PLEDGE AGREEMENT

        This Stock Pledge  Agreement, dated as of June 30, 2001, is between
Shop At Home, Inc., a Tennessee corporation (Secured Party); SAH Holdings, Ltd., a Florida limited partnership and successor by merger to SAH Holdings, L.P., a Tennessee limited partnership (the "pledgor); and George J. Phillips, an individual residing in Gallatin, Tennessee, acting as trustee (the "trustee).

                                Recital of Facts

        The following recitals are set forth for the purpose of stating the facts and circumstances which form the background and basis for this Agreement:

[A] Pledgor was previously the owner and holder of certain Warrants issued by the Secured Party, identified as Certificate Nos. 1997-2, 1997-3, and 1997-26, under which the Pledgor had the right to purchase 1,545,066 shares of Common Stock of the Secured Party for an aggregate purchase price of $2,564,809.56 ($1.66 per share); and

[B] On the same date as this Agreement, Secured Party advanced to the Pledgor the sum of $2,564,809.56 in consideration of the Pledgor executing and delivering to the Secured Party that certain Non-Recourse Promissory Note (the "note) in the principal amount of $2,564,809.56, a copy of which is attached hereto as Exhibit A; and

[C] The Pledgor has paid $2,564,809.56 to the Secured Party in order to exercise the Warrant and thereby purchase 1,545,066 shares of Common Stock of the Secured Party (the shares); and,

[D] The Secured Party has or will immediately cause a stock certificate to be issued for 1,545,066 shares of its Common Stock and registered in the name of the Pledgor; and

[E] As a condition to advancing the above recited funds to the Pledgor and agreeing to accept the Note from the Pledgor, Secured Party has required that Pledgor secure the repayment of the Note by entering into this Stock Pledge Agreement for the purpose of granting and pledging to the Secured Party the Shares as security for the repayment of the Note; and

[F] Trustee has agreed to hold the Shares in a fiduciary capacity for the Secured Party in order to perfect the security interest in the Shares by possession by the Secured Party; and

[G] Pledgor has agreed to enter into this Agreement for the purpose of securing the repayment of the Note.

                           Agreements of the Parties

       In consideration of the above recitals and the mutual terms and conditions set out herein, the parties agree as follows:

                SECTION 1. Definitions. All terms used in this Agreement which are defined in Article 8 or Article 9 of the Uniform Commercial Code in effect in the State of Tennessee (the "code), and which are not otherwise defined herein, shall have the same meanings herein as set forth therein.

                SECTION 2. Pledge and Grant of Security Interest. As collateral security for the Obligation (as defined below), Pledgor hereby pledges and assigns to Secured Party, and grants to Secured Party a continuing security interest in, all of Pledgor's right, title and interest in and to the following (the "Pledged Collateral"):

                  (a) the Shares, the certificates representing the Shares, all rights, contractual or otherwise, in respect thereof and all dividends, cash, instruments and other property (including, without limitation, any stock dividend and any distribution in connection with a stock split) from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Shares; and

                  (b) all proceeds of any and all of the foregoing;

in each case, whether now owned or hereafter acquired by such Pledgor and howsoever its interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

                  (c) Security for Obligation. The security interest created hereby in the Pledged Collateral constitutes continuing collateral security for the prompt payment by Pledgor of the principal and interest due on the Note (the "Obligation).

                  SECTION 3.        Delivery of the Pledged Collateral.

                  (a) All certificates representing the Shares, or other instruments evidencing full ownership of the Shares, shall be delivered to Trustee on or prior to the execution and delivery of this Agreement. All such certificates and instruments shall be held by the Trustee on behalf of Secured Party pursuant hereto and shall be delivered in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to Secured Party. The Pledgor further agrees to execute such other documents and to take such other actions as Secured Party deems necessary or desirable to create and perfect the security interests intended to be created hereunder, to effect the foregoing and to permit Secured Party to exercise any of its rights and remedies hereunder.

                  (b) If Pledgor shall receive, by virtue of its being or having been an owner of any Pledged Collateral, any (i) stock certificate (including, without limitation, any certificate representing a stock dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off), or other instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Pledged Collateral, or otherwise, (iii) dividends payable in cash or in securities or other property or (iv) dividends or other distributions in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, Pledgor shall receive such stock certificate, instrument, option, right, payment or distribution in trust for the benefit of Secured Party, shall segregate it from such Pledgor's other property and shall deliver it forthwith to the Trustee in the exact form received, with any necessary endorsement or appropriate stock powers duly executed in blank, to be held by Trustee on behalf of the Secured Party as Pledged Collateral and as further collateral security for the Obligation.

                  SECTION 4. Representations and Warranties. The Pledgor represents and warrants as follows:

                  (a) The Pledgor is and will be at all times the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance, except for the security interest created by this Agreement.

                  (b) The execution, delivery and performance of this Agreement by the Pledgor does not and will not contravene law or any contractual restriction binding on or affecting the Pledgor or any of its properties and will not result in or require the creation of any lien, security interest or other charge or encumbrance upon or with respect to any of its properties other than pursuant to this Agreement.

                  (c) No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required to be obtained or made by the Pledgor for (i) the due execution, delivery and performance by the Pledgor of this Agreement, (ii) the grant by the Pledgor, or the perfection, of the security interest purported to be created hereby in the Pledged Collateral or (iii) the exercise by Secured Party of any of its rights and remedies hereunder, except as may be required under applicable law.

                  (d) This Agreement creates a valid security interest in favor of Secured Party in the Pledged Collateral as security for the Obligation. Trustee's having possession of the certificates representing the Pledged Shares, and all other certificates, instruments and cash constituting Pledged Collateral from time to time, results in the perfection of such security interest. Such security interest is, or in the case of Pledged Collateral in which a Pledgor obtains rights after the date hereof, will be, a perfected, first priority security interest. All action necessary or desirable to perfect and protect such security interest has been duly taken, except for Trustee's having possession of certificates, instruments and cash constituting Pledged Collateral after the date hereof.

                  SECTION 5. Covenants as to the Pledged Collateral. So long as any of the Obligation shall remain outstanding, Pledgor will, unless Secured Party shall otherwise consent in writing:

                  (a) defend Secured Party's right, title and security interest in and to the Pledged Collateral against the claims of any person or entity (together a "person);

                  (b) at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or that Secured Party may reasonably request in order to (i) perfect and protect the security interest purported to be created hereby, (ii) enable Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Pledged Collateral or (iii) otherwise effect the purposes of this Agreement, including, without limitation, delivering to Secured Party or the Trustee, after the occurrence and during the continuation of an Event of Default, irrevocable proxies in respect of the Pledged Collateral;

                  (c) not sell, assign (by operation of law or otherwise), exchange or otherwise dispose of any Pledged Collateral or any interest therein except as expressly permitted under this Agreement;

                  (d) not create or suffer to exist any lien, security interest or other charge or encumbrance upon or with respect to any Pledged Collateral, except for the security interest created hereby;

                  (e) not make or consent to any amendment or other modification or waiver with respect to any Pledged Collateral or enter into any agreement or permit to exist any restriction with respect to any Pledged Collateral other than pursuant to applicable laws; and

                  (f) not take or fail to take any action which would in any manner impair the enforceability of Secured Party's security interest in any Pledged Collateral.

                  SECTION 6. Voting Rights, Dividends, Etc. in Respect of the Pledged Collateral.

                  (a) So long as no Default or Event of Default shall have occurred and be continuing, the Pledgor may exercise any and all voting and other consensual rights pertaining to any Pledged Collateral for any purpose not inconsistent with the terms of this Agreement.

                  (b) Upon the occurrence and during the continuance of a Default or an Event of Default:

                           (i)     all rights of Pledgor to exercise the voting
and other consensual rights which it would otherwise be entitled to exercise pursuant to paragraph (i) of subsection (a) of this Section 6, shall cease, and all such rights shall thereupon become vested in the Trustee who shall thereupon have the sole right to exercise such voting and other consensual rights at the direction of the Secured Party; and

                           (ii)     without  limiting the generality of the
foregoing, Trustee, acting pursuant to instructions from the Secured Party, may at his option exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Pledged Collateral as if he were the absolute owner thereof.

                  SECTION 7. Additional Provisions Concerning the Pledged Collateral.

                  (a) The Pledgor hereby authorizes Secured Party to file, without the signature of the Pledgor where permitted by law, one or more financing or continuation statements, and amendments thereto, relating to the Pledged Collateral. A photocopy or other reproduction of this Agreement or any financing statement covering the Pledged Collateral or any part thereof, shall be sufficient as a financing statement where permitted by law.

                  (b) The Pledgor hereby irrevocably appoints Secured Party such Pledgor's attorney-in-fact and proxy, with full authority in the place and stead of the Pledgor and in the name of such Pledgor or otherwise, from time to time in Secured Party's discretion exercised during the continuance of an Event of Default, to take any action and to execute any instrument which Secured Party may deem necessary or reasonably advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, or other distribution in respect of any Pledged Collateral, and to give full discharge for the same.

                  SECTION 8. Remedies Upon Default. An "Event of Default herein shall mean the failure to pay any principal or interest on the Note when due and any breach of a material agreement, representation or covenant of the Pledgor under the Note or this Agreement. If any Event of Default shall have occurred and be continuing, Trustee may transfer title to the Pledged Collateral into the Trustee's name, or to the Secured Party or its nominee, all in accordance with instructions from the Secured Party, and such transferee shall thereafter have all rights in such Pledged Collateral. The transfer of ownership of the Pledged Collateral to the Trustee, the Secured Party or its nominee following an Event of Default shall be considered as satisfaction in full by the Pledgor of Pledgor's payment obligations under the Note. The Secured Party, after taking title to the Pledged Collateral under the provisions of this Section and the resulting deemed payment in full of the Note by Pledgor, is free to retain, transfer, cancel, or sell the Pledged Collateral, to the full extent permitted by law, and shall have no obligation to account to the Pledgor for any proceeds received from such disposition, including any obligation to account to or pay to the Pledgor any such proceeds that might exceed the amount of principal and interest on the Note.

                  SECTION 9.        Waivers.

                  (a) Demand; Protest. The Pledgor waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by Secured Party on which such Pledgor may in any way be liable.

                  (b) Secured Party's Liability for Pledged Collateral. The Pledgor hereby agrees that: (a) so long as Secured Party and the Trustee comply with its obligations, if any, under the Code and this Agreement, neither Secured Party nor Trustee shall in any way or manner be liable or responsible for: (i) the safekeeping of the Pledged Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Pledged Collateral shall be borne by the Pledgor.

                  (c) Security Interest Absolute. All rights of Secured Party, all security interests and all obligations of the Pledgor hereunder shall be absolute and unconditional irrespective of: (i) any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligation, or any other amendment or waiver of or consent to any departure from any other agreement or instrument relating thereto, (iii) any exchange or release of, or non-perfection of any lien on or security interest in, any Pledged Collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligation, or (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligation. All authorizations and agencies contained herein with respect to any of the Pledged Collateral are irrevocable and powers coupled with an interest.

                  SECTION 10. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as Pledgor or Secured Party, as applicable, may designate to each other in accordance herewith), or facsimile, to the addresses specified as follows:

         Shop At Home, Inc.
         Attention:  General Counsel
         5388 Hickory Hollow Parkway
         Nashville, Tennessee 37013
         Fax 615.263.8911

         SAH Holdings, Ltd.
         400 5th Avenue South, Suite 205
         Naples, Florida 34102
         Fax 941.403.3661

Secured Party and Pledgor may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party

                  SECTION 11.       CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

                  (a) THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, AND THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TENNESSEE.

                  (b) THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF DAVIDSON, STATE OF TENNESSEE, PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT SECURED PARTY'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SECURED PARTY ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. PLEDGOR AND SECURED PARTY (BY ITS ACCEPTANCE OF THIS AGREEMENT) WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 11(b).

                  (c) THE PLEDGOR AND SECURED PARTY (BY ACCEPTANCE OF THIS AGREEMENT) HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. PLEDGOR AND SECURED PARTY (BY ITS ACCEPTANCE OF THIS AGREEMENT) REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

                  SECTION 12.       Concerning the Trustee

                  (a) In the event of a dispute between the Secured Party and the Pledgor concerning the disposition of the Collateral, the Trustee shall act upon the written directions of the Secured Party, without regard to the dispute, unless the Trustee is ordered by a court to act otherwise.

                  (b) Trustee shall not be responsible for the genuineness of any signature and may rely conclusively upon and shall be protected in acting upon any certificate, notice, request, consent, statement, instruction or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person, or duly authorized or properly made. Trustee shall not be responsible for any of the covenants or agreements contained herein or in the Note or for the performance of any such covenants or agreements, except the performance of his duties expressly set forth herein.

                  (c) Trustee shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, recission or supersession of this Agreement, unless in writing and signed by Secured Party, and, if the duties of Trustee herein are affected thereby, unless he shall have given his prior written consent thereto. In the event of any controversy or dispute hereunder, or with respect to any question as to the construction of this Agreement, or any action to be taken by Trustee hereunder, Trustee may consult with counsel of its choice and shall incur no liability for any action taken or suffered in good faith in accordance with the advice or opinion of such counsel.

                  (d) The duties and obligations of Trustee hereunder shall be governed solely by the provisions of this Agreement, and Trustee shall have no duties other than duties expressly imposed herein and shall not be required to take any action other than in accordance with the terms hereof.

                  (e) Trustee shall not be liable or responsible for anything done or omitted to be done by it hereunder in good faith, it being understood that his liability hereunder shall be limited solely to gross negligence or willful misconduct on his part. Secured Party agrees to indemnify and hold harmless Trustee against all losses, claims, expenses (including reasonable counsel fees) and liabilities which may be imposed upon him or incurred by him in connection with any litigation arising from the foregoing or involving the subject matter hereof.

                  (f) The Secured Party agrees to compensate the Trustee for his services rendered or to be rendered pursuant to this Agreement and to reimburse the Trustee for his costs incurred in rendering services hereunder.

                  (g) The Trustee may resign and thereby become discharged from the trusts hereby created, by notice in writing to the Secured Party and Pledgor, not less than thirty (30) days before such resignation shall take effect. The Secured Party shall thereupon select a successor Trustee. The Trustee will continue to serve as Trustee until a successor is appointed. Such resignation shall take effect immediately, however, upon the appointment of a successor Trustee hereunder, if such successor Trustee shall be appointed within the time limit imposed by such notice and shall then accept the trusts hereof; provided, however, if there has been no appointment of a successor Trustee pursuant to the foregoing provisions within thirty (30) days after the above notice, the Trustee may apply to a court of competent jurisdiction to appoint a successor Trustee. Said court may thereupon, after such notice as such court may deem proper, if any, appoint a successor Trustee.

                  (h) Secured Party may terminate the services of the Trustee at any time by giving a joint written notice to the Trustee and Pledgor, along with the identification of the new Trustee selected by Secured Party. Upon receiving such notice, the Trustee shall take all actions necessary and appropriate to promptly transfer the Collateral to the new Trustee. Termination of the services of the Trustee shall not relieve the Secured Party of any obligation it otherwise has under this Agreement to pay the fees, costs and expenses of the Trustee.

                  SECTION 13.       Termination and Release of Collateral.

                  (a) Partial Release of Collateral. Upon the prepayment of a portion of the Note by the Pledgor, and upon Pledgor's request, the Secured Party shall release the security interest of a portion of the Shares, determined in accordance with the following sentence, and shall instruct the Trustee to release to Pledgor and cause to be issued and delivered to the Pledgor one or more stock certificates representing the portion of the Shares upon which the security interest granted herein has been released. The Pledgor shall be entitled to have such security interest released and stock certificates issued to Pledgor upon such partial prepayment of the Note, with one such share being released and issued to Pledgor for each $1.66, and the amount of the interest which accrues under the Note on $1.66 from the date of the Note to the date of such partial repayment, paid by Pledgor to the Secured Party.

                  (b) Upon the satisfaction in full of the Obligation, (i) this Agreement and the security interest created hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgor, and (ii) Secured Party will, upon Pledgor's request, promptly (A) cause the Trustee to return to the Pledgor the Pledged Collateral as shall not have been applied pursuant to the terms hereof and (B) execute and deliver to the Pledgor, without recourse, representation or warranty, such documents as the Pledgor shall reasonably request to evidence such termination.

                  SECTION 14.       Miscellaneous.

                  (a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Pledgor and Secured Party, and no waiver of any provision of this Agreement, and no consent to any departure by the Pledgor therefrom, shall be effective unless it is in writing and signed by Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  (b) No failure on the part of Secured Party to exercise, and no delay in exercising, any right hereunder or under any other document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of Secured Party provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of Secured Party under any document against any party thereto are not conditional or contingent on any attempt by Secured Party to exercise any of its rights under any other document against such party or against any other Person.

                  (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

                  (d) This Agreement shall create a continuing security interest in the Pledged Collateral and shall be binding on the Pledgor and by its acceptance hereof, Secured Party, and their respective successors and assigns, and shall inure, together with all rights and remedies of Secured Party hereunder, to the benefit of the Pledgor and Secured Party and their respective successors, transferees and assigns. Without limiting the generality of the immediately preceding sentence, Secured Party may assign or otherwise transfer its rights and obligations under this Agreement to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to Secured Party herein or otherwise. None of the rights or obligations of the Pledgor hereunder may be assigned or otherwise transferred without the prior written consent of Secured Party.

                  (e) This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by facsimile shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

                  (f) The Recitals on the first page of this Agreement are an integral part of this Agreement and are incorporated herein by this reference.

Execution

         The parties have executed this Agreement as of the date and year first above written. By their execution of this Agreement, the parties represent to one another that they have read this Agreement, understand its terms and conditions and intend to be bound thereby.

                                            SECURED PARTY:

                                            SHOP AT HOME, INC.

                                            By:   /s/ Arthur D. Tek
                                                  Name: Arthur D. Tek
                                                  Title: EVP & CFO


                                            PLEDGOR:

                                            SAH HOLDINGS, LTD.

                                            By Gatehouse Equity Management, Inc.
                                               General Partner

                                               By:   /s/ Dan Jackson

                                               Name: Dan Jackson
                                               Title: President



                                            TRUSTEE:

                                               /s/ George J. Phillips
                                            George J. Phillips

                                   EXHIBIT A

                             Form of Promissory Note

                          NON-RECOURSE PROMISSORY NOTE

$2,564,809.56                                                     June 30, 2001
                                                           Nashville, Tennessee

         FOR VALUE RECEIVED, the undersigned, SAH Holdings, Ltd., a Florida limited partnership (the "Maker"), promises to pay to the order of Shop At Home, Inc., a Tennessee corporation ("Payee"; Payee and any subsequent holders hereof are hereinafter referred to collectively as "Holder") at the office of the Holder at 5388 Hickory Hollow Parkway, Nashville, Tennessee, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of Two Million Five Hundred Sixty Four Eight Hundred Nine and 56/100 Dollars ($2,564,809.56), together with interest on the outstanding principal balance hereof at the rate set forth herein shall be payable herein (the "Indebtedness"), in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

         Interest shall accrue on the unpaid principal balance of this Note at that rate of interest which is equal to the Prime Rate of interest, as defined below and as adjusted from time to time. Interest shall be computed on a 365/366-day year base.

         The Prime Rate is defined to mean the Prime Rate of interest published from time to time by The Wall Street Journal as such rate and shall be computed on the daily outstanding principal balance of the indebtedness evidenced hereby. In the event The Wall Street Journal publishes more than one Prime Rate of interest, the Prime Rate is defined to mean the higher Prime Rate of interest published from time to time by The Wall Street Journal as such rate. If at any time or from time to time the Prime Rate increases or decreases, then the rate of interest hereunder shall be correspondingly increased or decreased, effective on date such changed rate is published. In the event that The Wall Street Journal, during the term hereof, shall abolish or abandon the practice of publishing a Prime Rate, or should the same become unascertainable, the Holder shall designate a comparable reference rate which shall be deemed to be the Prime Rate for purposes hereof.

         The principal of this Note and all accrued and unpaid interest shall be payable on June 30, 2004 (the "Maturity Date").

         This Note shall be in default upon the occurrence of any of the following events:

                  1. Failure to pay the Indebtedness, or any part thereof, when and as the same shall become due and payable; or

                  2. The filing by or against Maker of a voluntary or involuntary petition in bankruptcy; or the Maker's adjudication as a bankrupt or insolvent; or the filing by Maker of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief for itself under any present or future federal, state or other law or regulation relating to bankruptcy, insolvency, receivership or other relief for debtors; or Maker's seeking or consenting to or acquiescing in the appointment of any trustee, receiver, liquidator or examiner of Maker of all or any part of the collateral secured to Holder; or the making by Maker of any general assignment for the benefit of creditors; or the admission in writing by Maker of its inability to pay its debts generally as they become due; or the commission by Maker of an act of bankruptcy; or the dissolution or termination of existence of Maker.

         This Note is secured by certain collateral (the "Collateral") as described in a Stock Pledge Agreement of even date duly executed by Maker to which Stock Pledge Agreement reference is hereby made for description of the rights of the Holder of this Note in the event of default.

         This Note may be pre-paid in whole or in part at any time without penalty or premium.

         The liability of Maker for the payment of principal or interest on this Note shall at all times be limited to Maker's interest in the Collateral and the proceeds therefrom, and any other property pledged as security for the payment of this Note, and Holder shall take no action against Maker upon the occurrence of an Event of Default except such action as may be necessary at law or in equity to subject the Collateral to the satisfaction of this Note.

         The validity, construction and enforceability of, and the rights and obligations of the Maker and the Holder under this Note shall be governed by, construed and enforced in accordance with, the laws of the State of Tennessee.

         In the event any provision of this Note (or any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note; but this Note shall be construed as if such invalid, illegal or unenforceable provision (or part thereof) had not been contained in this Note, but only to the extent it is invalid, illegal or unenforceable.

         The Maker waives presentment, protest and demand, notice of protest, demand, dishonor and non-payment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without in any way affecting the liability of the Maker.

         This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

         IN WITNESS WHEREOF, Maker has caused this Note to be executed and delivered as of the date and year set out above.

                                            SAH HOLDINGS, Ltd.
                                            By Gatehouse Equity Management, Inc.

                                            General Partner

                                            By:______________________________
                                               Name:
                                               Title:

Exhibit 2

                             STOCK PLEDGE AGREEMENT

                  This Stock Pledge Agreement, dated as of June 30, 2001, is between Shop At Home, Inc., a Tennessee corporation ("Secured Party); Clinton Investments, Ltd., a Florida limited partnership and successor by merger to Clinton Investments, a Tennessee limited partnership (the "pledgor); and George
J. Phillips, an individual residing in Gallatin, Tennessee, acting as trustee (the "trustee).

                                Recital of Facts

         The following recitals are set forth for the purpose of stating the facts and circumstances which form the background and basis for this Agreement:

[A] Pledgor was previously the owner and holder of certain Warrants issued by the Secured Party, identified as Certificate Nos. 1997-18 and 1997-19, under which the Pledgor had the right to purchase 542,500 shares of Common Stock of the Secured Party for an aggregate purchase price of $900,550.00 ($1.66 per share); and

[B] On the same date as this Agreement, Secured Party advanced to the Pledgor the sum of $900,550.00 in consideration of the Pledgor executing and delivering to the Secured Party that certain Non-Recourse Promissory Note (the "note) in the principal amount of $900,550.00, a copy of which is attached hereto as Exhibit A; and

[C] The Pledgor has paid $900,550.00 to the Secured Party in order to exercise the Warrant and thereby purchase 542,500 shares of Common Stock of the Secured Party (the "shares); and,

[D] The Secured Party has or will immediately cause a stock certificate to be issued for 542,500 shares of its Common Stock and registered in the name of the Pledgor; and

[E] As a condition to advancing the above recited funds to the Pledgor and agreeing to accept the Note from the Pledgor, Secured Party has required that Pledgor secure the repayment of the Note by entering into this Stock Pledge Agreement for the purpose of granting and pledging to the Secured Party the Shares as security for the repayment of the Note; and

[F] Trustee has agreed to hold the Shares in a fiduciary capacity for the Secured Party in order to perfect the security interest in the Shares by possession by the Secured Party; and

[G] Pledgor has agreed to enter into this Agreement for the purpose of securing the repayment of the Note.

                            Agreements of the Parties

         In consideration of the above recitals and the mutual terms and conditions set out herein, the parties agree as follows:

                  SECTION 1. Definitions. All terms used in this Agreement which are defined in Article 8 or Article 9 of the Uniform Commercial Code in effect in the State of Tennessee (the "code), and which are not otherwise defined herein, shall have the same meanings herein as set forth therein.

                  SECTION 2. Pledge and Grant of Security Interest. As collateral security for the Obligation (as defined below), Pledgor hereby pledges and assigns to Secured Party, and grants to Secured Party a continuing security interest in, all of Pledgor's right, title and interest in and to the following (the "Pledged Collateral"):

                  (a) the Shares, the certificates representing the Shares, all rights, contractual or otherwise, in respect thereof and all dividends, cash, instruments and other property (including, without limitation, any stock dividend and any distribution in connection with a stock split) from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Shares; and

                  (b) all proceeds of any and all of the foregoing;

in each case, whether now owned or hereafter acquired by such Pledgor and howsoever its interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

                  (c) Security for Obligation. The security interest created hereby in the Pledged Collateral constitutes continuing collateral security for the prompt payment by Pledgor of the principal and interest due on the Note (the "Obligation).

                  SECTION 3.        Delivery of the Pledged Collateral.

                  (a) All certificates representing the Shares, or other instruments evidencing full ownership of the Shares, shall be delivered to Trustee on or prior to the execution and delivery of this Agreement. All such certificates and instruments shall be held by the Trustee on behalf of Secured Party pursuant hereto and shall be delivered in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to Secured Party. The Pledgor further agrees to execute such other documents and to take such other actions as Secured Party deems necessary or desirable to create and perfect the security interests intended to be created hereunder, to effect the foregoing and to permit Secured Party to exercise any of its rights and remedies hereunder.

                  (b) If Pledgor shall receive, by virtue of its being or having been an owner of any Pledged Collateral, any (i) stock certificate (including, without limitation, any certificate representing a stock dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off), or other instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Pledged Collateral, or otherwise, (iii) dividends payable in cash or in securities or other property or (iv) dividends or other distributions in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, Pledgor shall receive such stock certificate, instrument, option, right, payment or distribution in trust for the benefit of Secured Party, shall segregate it from such Pledgor's other property and shall deliver it forthwith to the Trustee in the exact form received, with any necessary endorsement or appropriate stock powers duly executed in blank, to be held by Trustee on behalf of the Secured Party as Pledged Collateral and as further collateral security for the Obligation.

                  SECTION 4. Representations and Warranties. The Pledgor represents and warrants as follows:

                  (a) The Pledgor is and will be at all times the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance, except for the security interest created by this Agreement.

                  (b) The execution, delivery and performance of this Agreement by the Pledgor does not and will not contravene law or any contractual restriction binding on or affecting the Pledgor or any of its properties and will not result in or require the creation of any lien, security interest or other charge or encumbrance upon or with respect to any of its properties other than pursuant to this Agreement.

                  (c) No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required to be obtained or made by the Pledgor for (i) the due execution, delivery and performance by the Pledgor of this Agreement, (ii) the grant by the Pledgor, or the perfection, of the security interest purported to be created hereby in the Pledged Collateral or (iii) the exercise by Secured Party of any of its rights and remedies hereunder, except as may be required under applicable law.

                  (d) This Agreement creates a valid security interest in favor of Secured Party in the Pledged Collateral as security for the Obligation. Trustee's having possession of the certificates representing the Pledged Shares, and all other certificates, instruments and cash constituting Pledged Collateral from time to time, results in the perfection of such security interest. Such security interest is, or in the case of Pledged Collateral in which a Pledgor obtains rights after the date hereof, will be, a perfected, first priority security interest. All action necessary or desirable to perfect and protect such security interest has been duly taken, except for Trustee's having possession of certificates, instruments and cash constituting Pledged Collateral after the date hereof.

                  SECTION 5. Covenants as to the Pledged Collateral. So long as any of the Obligation shall remain outstanding, Pledgor will, unless Secured Party shall otherwise consent in writing:

                  (a) defend Secured Party's right, title and security interest in and to the Pledged Collateral against the claims of any person or entity (together a Person");

                  (b) at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or that Secured Party may reasonably request in order to (i) perfect and protect the security interest purported to be created hereby, (ii) enable Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Pledged Collateral or (iii) otherwise effect the purposes of this Agreement, including, without limitation, delivering to Secured Party or the Trustee, after the occurrence and during the continuation of an Event of Default, irrevocable proxies in respect of the Pledged Collateral;

                  (c) not sell, assign (by operation of law or otherwise), exchange or otherwise dispose of any Pledged Collateral or any interest therein except as expressly permitted under this Agreement;

                  (d) not create or suffer to exist any lien, security interest or other charge or encumbrance upon or with respect to any Pledged Collateral, except for the security interest created hereby;

                  (e) not make or consent to any amendment or other modification or waiver with respect to any Pledged Collateral or enter into any agreement or permit to exist any restriction with respect to any Pledged Collateral other than pursuant to applicable laws; and

                  (f) not take or fail to take any action which would in any manner impair the enforceability of Secured Party's security interest in any Pledged Collateral.

                  SECTION 6. Voting Rights, Dividends, Etc. in Respect of the Pledged Collateral.

                  (a) So long as no Default or Event of Default shall have occurred and be continuing, the Pledgor may exercise any and all voting and other consensual rights pertaining to any Pledged Collateral for any purpose not inconsistent with the terms of this Agreement.

                  (b) Upon the occurrence and during the continuance of a Default or an Event of Default:

                           (i)      all rights of Pledgor to exercise the
voting and other consensual rights which it would otherwise be entitled to exercise pursuant to paragraph (i) of subsection (a) of this
Section 6, shall cease, and all such rights shall thereupon become vested in the Trustee who shall thereupon have the sole right to exercise such voting and other consensual rights at the direction of the Secured Party; and

                           (ii)     without  limiting the generality of the
foregoing, Trustee, acting pursuant to instructions from the Secured Party, may at his option exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Pledged Collateral as if he were the absolute owner thereof.

                  SECTION 7. Additional Provisions Concerning the Pledged Collateral.

                  (a) The Pledgor hereby authorizes Secured Party to file, without the signature of the Pledgor where permitted by law, one or more financing or continuation statements, and amendments thereto, relating to the Pledged Collateral. A photocopy or other reproduction of this Agreement or any financing statement covering the Pledged Collateral or any part thereof, shall be sufficient as a financing statement where permitted by law.

                  (b) The Pledgor hereby irrevocably appoints Secured Party such Pledgor's attorney-in-fact and proxy, with full authority in the place and stead of the Pledgor and in the name of such Pledgor or otherwise, from time to time in Secured Party's discretion exercised during the continuance of an Event of Default, to take any action and to execute any instrument which Secured Party may deem necessary or reasonably advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, or other distribution in respect of any Pledged Collateral, and to give full discharge for the same.

                  SECTION 8. Remedies Upon Default. An Event of Default" herein shall mean the failure to pay any principal or interest on the Note when due and any breach of a material agreement, representation or covenant of the Pledgor under the Note or this Agreement. If any Event of Default shall have occurred and be continuing, Trustee may transfer title to the Pledged Collateral into the Trustee's name, or to the Secured Party or its nominee, all in accordance with instructions from the Secured Party, and such transferee shall thereafter have all rights in such Pledged Collateral. The transfer of ownership of the Pledged Collateral to the Trustee, the Secured Party or its nominee following an Event of Default shall be considered as satisfaction in full by the Pledgor of Pledgor's payment obligations under the Note. The Secured Party, after taking title to the Pledged Collateral under the provisions of this Section and the resulting deemed payment in full of the Note by Pledgor, is free to retain, transfer, cancel, or sell the Pledged Collateral, to the full extent permitted by law, and shall have no obligation to account to the Pledgor for any proceeds received from such disposition, including any obligation to account to or pay to the Pledgor any such proceeds that might exceed the amount of principal and interest on the Note.

                  SECTION 9.        Waivers.

                  (a) Demand; Protest. The Pledgor waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by Secured Party on which such Pledgor may in any way be liable.

                  (b) Secured Party's Liability for Pledged Collateral. The Pledgor hereby agrees that: (a) so long as Secured Party and the Trustee comply with its obligations, if any, under the Code and this Agreement, neither Secured Party nor Trustee shall in any way or manner be liable or responsible for: (i) the safekeeping of the Pledged Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Pledged Collateral shall be borne by the Pledgor.

                  (c) Security Interest Absolute. All rights of Secured Party, all security interests and all obligations of the Pledgor hereunder shall be absolute and unconditional irrespective of: (i) any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligation, or any other amendment or waiver of or consent to any departure from any other agreement or instrument relating thereto, (iii) any exchange or release of, or non-perfection of any lien on or security interest in, any Pledged Collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligation, or (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligation. All authorizations and agencies contained herein with respect to any of the Pledged Collateral are irrevocable and powers coupled with an interest.

                  SECTION 10. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as Pledgor or Secured Party, as applicable, may designate to each other in accordance herewith), or facsimile, to the addresses specified as follows:

         Shop At Home, Inc.
         Attention:  General Counsel
         5388 Hickory Hollow Parkway
         Nashville, Tennessee 37013
         Fax 615.263.8911

         Clinton Investments, Ltd.
         400 5th Avenue South, Suite 205
         Naples, Florida 34102
         Fax 941.403.3661

Secured Party and Pledgor may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party

                  SECTION 11.       CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

                  (a) THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, AND THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TENNESSEE.

                  (b) THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF DAVIDSON, STATE OF TENNESSEE, PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT SECURED PARTY'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SECURED PARTY ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. PLEDGOR AND SECURED PARTY (BY ITS ACCEPTANCE OF THIS AGREEMENT) WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 11(b).

                  (c) THE PLEDGOR AND SECURED PARTY (BY ACCEPTANCE OF THIS AGREEMENT) HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. PLEDGOR AND SECURED PARTY (BY ITS ACCEPTANCE OF THIS AGREEMENT) REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

                  SECTION 12.       Concerning the Trustee

                  (a) In the event of a dispute between the Secured Party and the Pledgor concerning the disposition of the Collateral, the Trustee shall act upon the written directions of the Secured Party, without regard to the dispute, unless the Trustee is ordered by a court to act otherwise.

                  (b) Trustee shall not be responsible for the genuineness of any signature and may rely conclusively upon and shall be protected in acting upon any certificate, notice, request, consent, statement, instruction or other instrument believed by him in good faith to be genuine or to be signed or presented by the proper person, or duly authorized or properly made. Trustee shall not be responsible for any of the covenants or agreements contained herein or in the Note or for the performance of any such covenants or agreements, except the performance of his duties expressly set forth herein.

                  (c) Trustee shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, recission or supersession of this Agreement, unless in writing and signed by Secured Party, and, if the duties of Trustee herein are affected thereby, unless he shall have given his prior written consent thereto. In the event of any controversy or dispute hereunder, or with respect to any question as to the construction of this Agreement, or any action to be taken by Trustee hereunder, Trustee may consult with counsel of its choice and shall incur no liability for any action taken or suffered in good faith in accordance with the advice or opinion of such counsel.

                  (d) The duties and obligations of Trustee hereunder shall be governed solely by the provisions of this Agreement, and Trustee shall have no duties other than duties expressly imposed herein and shall not be required to take any action other than in accordance with the terms hereof.

                  (e) Trustee shall not be liable or responsible for anything done or omitted to be done by it hereunder in good faith, it being understood that his liability hereunder shall be limited solely to gross negligence or willful misconduct on his part. Secured Party agrees to indemnify and hold harmless Trustee against all losses, claims, expenses (including reasonable counsel fees) and liabilities which may be imposed upon him or incurred by him in connection with any litigation arising from the foregoing or involving the subject matter hereof.

                  (f) The Secured Party agrees to compensate the Trustee for his services rendered or to be rendered pursuant to this Agreement and to reimburse the Trustee for his costs incurred in rendering services hereunder.

                  (g) The Trustee may resign and thereby become discharged from the trusts hereby created, by notice in writing to the Secured Party and Pledgor, not less than thirty (30) days before such resignation shall take effect. The Secured Party shall thereupon select a successor Trustee. The Trustee will continue to serve as Trustee until a successor is appointed. Such resignation shall take effect immediately, however, upon the appointment of a successor Trustee hereunder, if such successor Trustee shall be appointed within the time limit imposed by such notice and shall then accept the trusts hereof; provided, however, if there has been no appointment of a successor Trustee pursuant to the foregoing provisions within thirty (30) days after the above notice, the Trustee may apply to a court of competent jurisdiction to appoint a successor Trustee. Said court may thereupon, after such notice as such court may deem proper, if any, appoint a successor Trustee.

                  (h) Secured Party may terminate the services of the Trustee at any time by giving a joint written notice to the Trustee and Pledgor, along with the identification of the new Trustee selected by Secured Party. Upon receiving such notice, the Trustee shall take all actions necessary and appropriate to promptly transfer the Collateral to the new Trustee. Termination of the services of the Trustee shall not relieve the Secured Party of any obligation it otherwise has under this Agreement to pay the fees, costs and expenses of the Trustee.

                  SECTION 13.       Termination and Release of Collateral.

                  (a) Partial Release of Collateral. Upon the prepayment of a portion of the Note by the Pledgor, and upon Pledgor's request, the Secured Party shall release the security interest of a portion of the Shares, determined in accordance with the following sentence, and shall instruct the Trustee to release to Pledgor and cause to be issued and delivered to the Pledgor one or more stock certificates representing the portion of the Shares upon which the security interest granted herein has been released. The Pledgor shall be entitled to have such security interest released and stock certificates issued to Pledgor upon such partial prepayment of the Note, with one such share being released and issued to Pledgor for each $1.66, and the amount of the interest which accrues under the Note on $1.66 from the date of the Note to the date of such partial repayment, paid by Pledgor to the Secured Party.

                  (b) Upon the satisfaction in full of the Obligation, (i) this Agreement and the security interest created hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgor, and (ii) Secured Party will, upon Pledgor's request, promptly (A) cause the Trustee to return to the Pledgor the Pledged Collateral as shall not have been applied pursuant to the terms hereof and (B) execute and deliver to the Pledgor, without recourse, representation or warranty, such documents as the Pledgor shall reasonably request to evidence such termination.

                  SECTION 14.       Miscellaneous.

                  (a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Pledgor and Secured Party, and no waiver of any provision of this Agreement, and no consent to any departure by the Pledgor therefrom, shall be effective unless it is in writing and signed by Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  (b) No failure on the part of Secured Party to exercise, and no delay in exercising, any right hereunder or under any other document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of Secured Party provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of Secured Party under any document against any party thereto are not conditional or contingent on any attempt by Secured Party to exercise any of its rights under any other document against such party or against any other Person.

                  (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

                  (d) This Agreement shall create a continuing security interest in the Pledged Collateral and shall be binding on the Pledgor and by its acceptance hereof, Secured Party, and their respective successors and assigns, and shall inure, together with all rights and remedies of Secured Party hereunder, to the benefit of the Pledgor and Secured Party and their respective successors, transferees and assigns. Without limiting the generality of the immediately preceding sentence, Secured Party may assign or otherwise transfer its rights and obligations under this Agreement to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to Secured Party herein or otherwise. None of the rights or obligations of the Pledgor hereunder may be assigned or otherwise transferred without the prior written consent of Secured Party.

                  (e) This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by facsimile shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

                  (f) The Recitals on the first page of this Agreement are an integral part of this Agreement and are incorporated herein by this reference.


                                    Execution

        The parties have executed this Agreement as of the date and year first above written. By their execution of this Agreement, the parties represent to one another that they have read this Agreement, understand its terms and conditions and intend to be bound thereby.

                                            SECURED PARTY:
                                            -------------
                                            SHOP AT HOME, INC.
                                            By:    /s/ Arthur D. Tek
                                                  Name: Arthur D. Tek
                                                  Title: EVP & CFO


                                            PLEDGOR:


                                            CLINTON INVESTMENTS, LTD.


                                            By Gatehouse Equity Management, Inc.

                                               General Partner

                                               By:    /s/ Dan Jackson
                                                  ---------------------
                                                  Name: Dan Jackson
                                                  Title: President


                                             TRUSTEE:

                                                  /s/ George J. Phillips
                                                  ---------------------
                                                  George J. Phillips

                                    EXHIBIT A

                             Form of Promissory Note

NON-RECOURSE PROMISSORY NOTE

$900,550.00                                                       June 30, 2001
                                                            Nashville, Tennessee

         FOR VALUE RECEIVED, the undersigned, Clinton Investments, Ltd., a Florida limited partnership (the "Maker"), promises to pay to the order of Shop At Home, Inc., a Tennessee corporation ("Payee"; Payee and any subsequent holders hereof are hereinafter referred to collectively as "Holder") at the office of the Holder at 5388 Hickory Hollow Parkway, Nashville, Tennessee, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of Nine Hundred Thousand Five Hundred Fifty and 00/100 Dollars ($900,550.00), together with interest on the outstanding principal balance hereof at the rate set forth herein shall be payable herein (the "Indebtedness"), in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private.

         Interest shall accrue on the unpaid principal balance of this Note at that rate of interest which is equal to the Prime Rate of interest, as defined below and as adjusted from time to time. Interest shall be computed on a 365/366-day year base.

         The Prime Rate is defined to mean the Prime Rate of interest published from time to time by The Wall Street Journal as such rate and shall be computed on the daily outstanding principal balance of the indebtedness evidenced hereby. In the event The Wall Street Journal publishes more than one Prime Rate of interest, the Prime Rate is defined to mean the higher Prime Rate of interest published from time to time by The Wall Street Journal as such rate. If at any time or from time to time the Prime Rate increases or decreases, then the rate of interest hereunder shall be correspondingly increased or decreased, effective on date such changed rate is published. In the event that The Wall Street Journal, during the term hereof, shall abolish or abandon the practice of publishing a Prime Rate, or should the same become unascertainable, the Holder shall designate a comparable reference rate which shall be deemed to be the Prime Rate for purposes hereof.

         The principal of this Note and all accrued and unpaid interest shall be payable on June 30, 2004 (the "Maturity Date").

         This Note shall be in default upon the occurrence of any of the following events:

                  1. Failure to pay the Indebtedness, or any part thereof, when and as the same shall become due and payable; or

                  2. The filing by or against Maker of a voluntary or involuntary petition in bankruptcy; or the Maker's adjudication as a bankrupt or insolvent; or the filing by Maker of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief for itself under any present or future federal, state or other law or regulation relating to bankruptcy, insolvency, receivership or other relief for debtors; or Maker's seeking or consenting to or acquiescing in the appointment of any trustee, receiver, liquidator or examiner of Maker of all or any part of the collateral secured to Holder; or the making by Maker of any general assignment for the benefit of creditors; or the admission in writing by Maker of its inability to pay its debts generally as they become due; or the commission by Maker of an act of bankruptcy; or the dissolution or termination of existence of Maker.

         This Note is secured by certain collateral (the "Collateral") as described in a Stock Pledge Agreement of even date duly executed by Maker to which Stock Pledge Agreement reference is hereby made for description of the rights of the Holder of this Note in the event of default.

         This Note may be pre-paid in whole or in part at any time without penalty or premium.

         The liability of Maker for the payment of principal or interest on this Note shall at all times be limited to Maker's interest in the Collateral and the proceeds therefrom, and any other property pledged as security for the payment of this Note, and Holder shall take no action against Maker upon the occurrence of an Event of Default except such action as may be necessary at law or in equity to subject the Collateral to the satisfaction of this Note.

         The validity, construction and enforceability of, and the rights and obligations of the Maker and the Holder under this Note shall be governed by, construed and enforced in accordance with, the laws of the State of Tennessee.

         In the event any provision of this Note (or any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note; but this Note shall be construed as if such invalid, illegal or unenforceable provision (or part thereof) had not been contained in this Note, but only to the extent it is invalid, illegal or unenforceable.

         The Maker waives presentment, protest and demand, notice of protest, demand, dishonor and non-payment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without in any way affecting the liability of the Maker.

         This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

         IN WITNESS WHEREOF, Maker has caused this Note to be executed and delivered as of the date and year set out above.

                                            CLINTON INVESTMENTS, Ltd.
                                            By Gatehouse Equity Management, Inc.

                                            General Partner

                                            By:______________________________
                                               Name:
                                               Title